Exhibit 99.82

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 28, 2019, with respect to the consolidated financial statements of GoldMining Inc. included in the Registration Statement (Form 40-F) for the registration of the issued shares of its common stock.

/s/ Ernst & Young LLP

Vancouver, Canada

September 25, 2020